SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Reports Results for the First Quarter of 2015

Document 1

Neovasc Reports Results for the First Quarter of 2015

-- Raised aggregate gross proceeds of approximately US$74,883,850 --
-- The New England Journal of Medicine publishes positive results from clinical study of Reducer  --
-- Company launches Reducer in select European countries --

NASDAQ: NVCN
TSX: NVC

VANCOUVER, May 12, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended March 31, 2015.  All results are reported in Canadian dollars unless otherwise stated.

"Our top priority in 2015 is to advance the clinical and regulatory program for Tiara.  We continue to be encouraged by results to date which support the potential for Tiara as a new therapy for treating this patient population," commented Neovasc CEO, Alexei Marko. "With patient recruitment now ongoing at centers in Europe, Canada and the United States, we are adding a number of new centers to the trial to facilitate enrolment. We are also accelerating efforts to complete development of 40mm and 45mm sizes of Tiara in order to broaden the eligible patient population from those that can be treated with the current 35mm size.  We look forward to continuing to drive this program forwards in order to help address the millions of high risk surgical patients suffering from severe mitral regurgitation."

"The almost US$75 million of capital raised in the quarter has significantly bolstered our balance sheet and will allow us to execute on our tactical plans for Tiara and Reducer," noted Christopher Clark, CFO of Neovasc. "The quarter also saw our first Reducer revenues, with an Italian distributor taking receipt of its first order for this innovative product to treat refractory angina.  While we expect Reducer sales to grow gradually in 2015, this is a very exciting milestone for us."

Operationally, the quarter saw a number of key highlights.  Interest in Reducer grew as a result of a paper published in the highly respected New England Journal of Medicine that outlined the positive data from the COSIRA study. The Company subsequently launched Reducer in select European countries.  As well, a US $74.9 million equity financing was completed.  With respect to the Company's Early Feasibility Trial, TIARA-I, enrolment is underway, however, it has been slower than anticipated in the first quarter.  The trial is designed to enroll up to 30 patients, and in an effort to accelerate enrolment the Company is taking the necessary steps to increase the number of participating centers, adding two more in each of Canada, United States and Europe.  Also, in order to address a larger patient pool, activities are ongoing to develop additional sizes over the current 35mm valve.  Neovasc is targeting to have these additional sizes (40mm and 45mm) into first clinical use before year-end.

Revenues
Revenues decreased 25% year-over-year to $2,860,646 for the three months ended March 31, 2015, compared to revenues of $3,836,135 the same period in 2014. The Company also saw its first revenue from its Reducer product as it initiates its focused commercialization of the product in Europe.  The Company anticipates that as the traditional revenues from the tissue business start to decline the revenue from the Reducer will compensate.

Reducer sales for the three months ended March 31, 2015 were $50,140, compared to $nil for the same period in 2014. These sales should be categorized as stocking orders as a newly qualified distributor in Italy took receipt of its first order of Reducers. The Company anticipates that Reducer sales will gradually grow in 2015, initially with stocking orders from other distributors in other countries and then later in the year, with repeat orders.  The Company is closely supporting and monitoring initial commercial usage of the Reducer in order to develop strategies and support for an expanded roll out.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2015 was $1,995,249, compared to $1,914,522 for the same period in 2014.  The overall gross margin for the three months ended March 31, 2015 was 30%, compared to 50% gross margin for the same period in 2014. Year over year product sales margins declined due to a reduction in raw material yields and due to a decline in overall revenues with a similar overhead being absorbed across lower revenue in comparison to 2014.  In addition manufacturing services margins declined due to an increase production overhead as the Company has improved the robustness of its chemistry lab and quality assurance to meet customer requirements as they transition to commercial production.

Expenses
Total expenses for the three months ended March 31, 2015 were $7,299,990, compared to $2,349,571 for the same period in 2014, representing an increase of $4,950,419, or 211%. The increase in total expenses for the three months ended March 31, 2015 compared to the same period in 2014 reflects a $1,296,366 increase in share-based payment, a $1,037,515 increase in general and administrative expenses and a $2,494,306 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three months ended March 31, 2015 were $153,683, compared to $19,915 for the same period in 2014, representing an increase of $133,768, or 672%. The increase in selling expenses for the three months ended March 31, 2015 compared to the same period in 2014 reflects costs incurred for Reducer commercialization activities in the first quarter of 2015. The Company anticipates a significant increase in selling expenses in 2015 as it initiates a focused commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three months ended March 31, 2015 were $2,887,410, compared to $1,096,454 for the same period in 2014, representing an increase of $1,790,956, or 163%.  The increase in general and administrative expenses for the three months ended March 31, 2015 compared to the same period in 2014 can be substantially explained by a $753,441 increase in share-based payments and by a $1,037,515 increase in other expenses. The $1,037,515 increase includes, but is not limited to, approximately $540,000 related to litigation expenses, approximately $130,000 related to listing fees for the Company's dual listing on the Toronto Stock Exchange main board and Nasdaq, approximately $160,000 related to the rent of new administration office, insurance, and information system expenses and approximately $90,000 related to an increase in general and administrative staff and an increase in compensation to the board, and senior management.

Product development and clinical trial expenses for the three months ended March 31, 2015 were $4,258,897, compared to $1,233,202 for the same period in 2014, representing an increase of $3,025,695, or 245%.  The increase in product development and clinical trial expenses for the three months ended March 31, 2015 was due to $531,389 increase in share-based payment, a $690,200 increase in cash–based employee expenses as the Company hired additional staff to build up a clinical trial team and a $1,804,106 increase in other expenses as the Company invested in its two major new product initiatives.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the three months ended March 31, 2015 compared to the same period in 2014.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income
The other income for the three months ended March 31, 2015 was $276,750, compared to other income of $45,031 for the same period in 2014. The Company's investments in high interest savings accounts and guaranteed investment certificates generated $123,414 interest in the three months ended March 31, 2015. In addition, the Company benefited from foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in the three months ended March 31, 2015.

Losses
The losses for the three months ended March 31, 2015 were $6,157,843, or $0.10 basic and diluted loss per share, as compared with a loss of $380,072, or $0.01 basic and diluted loss per share for the same period in 2014.  The $5,777,771 increase in the loss incurred for the three months ended March 31, 2015 compared to the same period in 2014 can be substantially explained by a $1,056,216 decrease in gross profit, a $1,317,991 increase in share-based payments, a $1,037,515 increase in general and administrative expenses and a $2,494,306 increase in product development and clinical trial expenses. In the first quarter of 2015 certain directors, officers and employees of Neovasc were granted options under the Company's established remuneration and incentive plans; a similar annual grant in 2014 was not granted until April 2014.

Discussion Of Liquidity And Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At March 31, 2015, the Company had cash and cash equivalents of $94,385,967 compared to cash and cash equivalents of $6,025,013 at December 31, 2014, as well as $7,000,000 invested in short term investments falling due within one year.

Cash used in operating activities for the three months ended March 31, 2015, was $4,292,336, compared to $773,164 for the same period in 2014.  For the three months ended March 31, 2015, operating expenses were $4,676,016, compared to $139,306 for the same period in 2014, as more expenses were incurred in general and administrative and research and development and clinical trials activities. Working capital items generated cash of $334,220, compared to working capital items which absorbed cash of $633,989 for the same period in 2014, as prepaid expenses and other assets increased with the payment of deposits for our leased office space and the payment of our clinical trial insurance in advance rather than on a monthly basis, and accounts payable increased aligned with the increase of production, administration and research and development activities.

Outstanding Share Data
As at May 12, 2015, the Company had 66,522,315 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 7,685,685 stock options with a weighted average price of $3.62.  The fully diluted share capital of the Company at May 12, 2015 is 74,208,000.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2015 First Quarter Financial Statements and Notes and its Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's Financial Statements for the three months ending March 31, 2015 and Management's Discussion and Analysis.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)
	March 31, 2015	December 31, 2014
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$94,385,967	$6,025,013
Investments	7,000,000	11,999,999
Accounts receivable	1,833,379	1,790,971
Inventory	526,148	475,975
Prepaid expenses and other assets	368,703	259,261
Total current assets	104,114,197	20,551,219

Non-current assets
Property, plant and equipment	3,447,503	3,078,041
Total non-current assets	3,447,503	3,078,041

Total assets	$107,561,700	$23,629,260

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,976,974	$2,513,072
Current portion of long-term debt	44,901	44,591
Total current liabilities	3,021,875	2,557,663

Non-current liabilities
Long-term debt	146,646	157,628
Total non-current liabilities	146,646	157,628

Total liabilities	3,168,521	2,715,291

Equity
Share capital	188,563,836	99,169,635
Contributed surplus	19,142,287	18,899,435
Deficit	(103,312,944)	(97,155,101)
Total equity	104,393,179	20,913,969

Total liabilities and equity	$107,561,700	$23,629,260

NEOVASC INC.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)
	2015	2014

REVENUE
Reducer	$ 50,140	$ -
Product sales	277,288	694,998
Contract manufacturing	699,469	185,716
Consulting services	1,833,749	2,955,421
	2,860,646	3,836,135

COST OF GOODS SOLD	1,995,249	1,914,522
GROSS PROFIT	865,397	1,921,613

EXPENSES
Selling expenses	153,683	19,915
General and administrative expenses	2,887,410	1,096,454
Product development and clinical trials expenses	4,258,897	1,233,202
	7,299,990	2,349,571

OPERATING LOSS	(6,434,593)	(427,958)

OTHER INCOME/(EXPENSE)
Interest income	123,414	4,872
Interest expense	(1,613)	(2,017)
Gain on foreign exchange	154,949	45,031
	276,750	47,886

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (6,157,843)	$ (380,072)

LOSS PER SHARE
Basic and diluted loss per share	$ (0.10)	$ (0.01)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)
	2015	2014

OPERATING ACTIVITIES
Loss for the year	$ (6,157,843)	$ (380,072)
Adjustments for:
Depreciation	120,676	78,660
Share-based payments	1,482,952	164,961
Interest income	(123,414)	(4,872)
Interest expense	1,613	2,017
	(4,676,016)	(139,306)

Net change in non-cash working capital items:
Accounts receivable	29,933	(441,523)
Inventory	(50,173)	(529,281)
Prepaid expenses and other assets	(109,442)	(13,694)
Accounts payable and accrued liabilities	463,902	109,523
Customer deposits	-	240,986
	334,220	(633,989)

Interest paid and received:
Interest received	51,073	2,148
Interest paid	(1,613)	(2,017)
	49,460	131

	(4,292,336)	(773,164)

INVESTING ACTIVITIES
Decrease (increase) in investments in guaranteed investment certificates	4,999,999	(9,999,999)
Purchase of property, plant and equipment	(490,138)	(65,862)
	4,509,861	(10,065,861)

FINANCING ACTIVITIES
Repayment of long-term debt	(10,672)	(10,267)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs of $6,236,783	87,083,471	24,645,349
Proceeds from exercise of options	1,070,630	23,560
	88,143,429	24,658,642

NET CHANGE IN CASH AND CASH EQUIVALENTS	88,360,954	13,819,617

CASH AND CASH EQUIVALENTS
Beginning of the period	6,025,013	3,403,472
End of the period	$ 94,385,967	$ 17,223,089

Represented by:
Cash	1,490,045	2,722,473
Cashable high interest savings accounts	60,065,251	4,500,616
Cashable guaranteed investment certificates	32,830,671	10,000,000
	$ 94,385,967	$ 17,223,089

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 12-MAY-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 12, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer